September 15, 2025

Victoria Hay
Chief Financial Officer
ECD Automotive Design, Inc.
4390 Industrial Lane
Kissimmee, Florida 34758

       Re: ECD Automotive Design, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed September 9, 2025
           File No. 333-288692
Dear Victoria Hay:

        We have conducted a limited review of your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 25, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed September 9, 2025 About This Prospectus, page ii

1. We note your disclosure that the selling securityholders may sell the common stock at an assumed price of $0.1166 per share. Please revise to include this information on the cover page. In addition, we note that your private warrants do not appear to have a recognized and established trading market. Accordingly, please revise to disclose a fixed price at which the selling securityholders will sell these warrants for the duration of the offering or until they are quoted on an exchange or trading market. Refer to
       Item 501(b)(3) of Regulation S-K.
 September 15, 2025
Page 2
It is not possible to predict the actual number of shares of our Common Stock, if any, we will sell under the EPFA, page 23

2. We note your response to prior comment 4. Please expand the disclosure in this risk factor to discuss in greater detail the registrant's ability to access the full amount under the EPFA. In this regard, we note the new disclosure on page 4 that if the bid price of the registrant's common stock is at or below $0.10 (the "Trigger Price"), then the registrant may not effect a sale of common stock to the EPFA Investor without the
       EPFA Investor   s prior written consent.
There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq, page 25

3. Please expand the disclosure in this risk factor about Nasdaq delisting to discuss whether and how the offering will affect your ability to regain and/or maintain compliance with the listing rules.
Management identified a material weakness in our internal control over financial reporting as of March 31, 2025, page 31

4. We note your response to prior comment 7. Please reconcile the disclosure in this risk factor about when your Chief Executive Officer and Chief Financial Officer carried out an evaluation of your disclosure controls and procedures with the disclosure on page 84 of your amended Form 10-K filed on August 29, 2025. Also, update the disclosure about the disclosure controls and procedures.
ECD's Nasdaq Listing, page 42

5. We note your response to prior comment 5. Please expand the disclosure in this section to discuss the notice received from Nasdaq on February 5, 2025 about the minimum bid price and the notice received from Nasdaq on February 25, 2025 about the market price of the company's listed securities. Also, discuss in greater detail the
       "Rule" mentioned in the first two paragraphs of this section. In addition, update the disclosure in the first paragraph on page 42 about the requested appeal before the
       Nasdaq Hearings Panel and update the disclosure in the second paragraph on page 42 about the hearing scheduled before the Nasdaq Hearings Panel on September 9, 2025.
Item 16. Exhibits, page II-9

6. We note that Exhibit 10.63 links to the form agreement filed with your 8-K on June
       23, 2025. Please revise to link to the executed agreement filed with Amendment No. 1 to this S-1 on August 7, 2025.
 September 15, 2025
Page 3

       Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Mitchell Nussbaum